UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Amendment No. 4)

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MTGE INVESTMENT CORP.

(Name of Subject Company)

MTGE INVESTMENT CORP.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

55378A105

(CUSIP Number of Class of Securities)

Sean P. Reid

Chief Executive Officer

MTGE Investment Corp.

2 Bethesda Metro Center

12th Floor

Bethesda, MD 20814

(301) 968-9220

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Tom Salley, Esq.

Kevin Mills, Esq.

Cooley LLP

1299 Pennsylvania Avenue

NW, Suite 700

Washington, DC 20004-2400

(202) 842-7800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of MTGE Investment Corp. (“MTGE”), a Maryland corporation, filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2018, as amended by Amendment No. 1 filed with the SEC on May 31, 2018, as amended by Amendment No. 2 filed with the SEC on June 6, 2018, as amended by Amendment No. 3 filed with the SEC on June 15, 2018 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Annaly Capital Management, Inc., a Maryland corporation (“Annaly”), and its direct wholly owned subsidiary, Mountain Merger Sub Corporation (the “Purchaser”), to exchange for each outstanding share of common stock, $0.001 par value per share, of MTGE, at the election of the holder thereof: (a) $9.82 in cash and 0.9519 shares of Annaly common stock, par value $0.01 per share (“Annaly common stock”) (the “mixed consideration”), (b) $19.65 in cash (the “all-cash consideration”), or (c) 1.9037 shares of Annaly common stock (the “all-stock consideration”), subject in each case to the election procedures and, in the case of elections to receive the all-cash consideration or the all-stock consideration, to the proration procedures described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below).

Annaly has filed with the SEC a Tender Offer Statement on Schedule TO dated May 16, 2018, as amended, and a Registration Statement on Form S-4 dated May 16, 2018, relating to, among other things, the offer and sale of shares of Annaly common stock to be issued to holders of shares of MTGE common stock in the Offer (as amended by Amendment No. 1 to the Registration Statement on Form S-4 dated May 31, 2018, the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are incorporated by reference as Exhibit (a)(4) and (a)(1)(A), respectively, hereto. The Agreement and Plan of Merger, dated as of May 2, 2018, by and among Annaly, Purchaser and MTGE (the “Merger Agreement”), a copy of which is attached as Exhibit (e)(1) to this Schedule 14D-9, is incorporated into this Schedule 14D-9 by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by deleting the paragraph under the heading “Extension of the Offer Period” on the Schedule 14D-9 and replacing it with the following paragraph:

Extension of the Offer Period

On July 17, 2018, Annaly announced an extension of the expiration of the Offer until 5:00 p.m., Eastern Time, on August 20, 2018, unless further extended in accordance with the Merger Agreement. The Offer was previously scheduled to expire 5:00 p.m., Eastern Time on July 18, 2018. According to the press release issued by Annaly, Computershare Trust Company, N.A., the depositary and exchange agent for the Offer, has advised Annaly that, as of the close of business, Eastern Time on July 16, 2018, approximately 11,655,918 shares of MTGE common stock have been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 25.45% of the outstanding shares of MTGE common stock. The press release issued by Annaly announcing the extension of the Offer is filed as Exhibit (a)(5)(J) to the Schedule TO and is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MTGE INVESTMENT CORP.

Date: July 17, 2018	By:	/s/ Sean P. Reid
	Name:	Sean P. Reid
	Title:	Chief Executive Officer